January 15, 2008

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Attn:	Geoffrey Kruczek
Division of Corporation Finance
Mail Stop 6010

Re:	WaferGen Bio-systems, Inc.
Registration Statement on Form SB-2
Amendment No. 2
File No. 333-146239

Gentlemen:

On behalf of our client, WaferGen Bio-systems, Inc., a Nevada corporation (the "Company"), and pursuant to the Securities Act of 1933, as amended (the "Securities Act"), we hereby submit via EDGAR transmission Amendment No. 2 (the "Amendment") to the Registration Statement on Form SB-2 of the Company (File No. 333-146239) (the "Registration Statement"), including certain exhibits thereto.

Amendment No. 2 contains an addition to the Plan of Distribution Section identifying a lock-up arrangement applicable to certain of the shares being registered for resale. It also contains a new exhibit (Exhibit 4.1), the lock-up agreement referred to above. These additions were made at the request of FINRA.

The Amendment also contains an updated Accountant's Consent (Exhibit 23.2) and an additional year of information in the Executive Compensation Section. No material events affecting the company have taken place since the date of filing of Amendment No. 1 (December 17, 2007). Notwithstanding the foregoing, we have brought forward the dates on which the disclosures in the SB-2 are deemed to have been made to make such disclosures more current. No other changes were made to the prior amendment.

If the Staff has any questions or comments with respect to Amendment No. 2, please contact me at 212-400-6900.

Very truly yours,

/s/ Scott Rapfogel

cc:	Jeanne Bennett
Gary R. Todd
Alnoor Shivji